UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 20, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot mobile post Hefer
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Further to D. Medical Industries Ltd.'s (the "Company") filing dated November 15, 2012, regarding the announcement of Dex Medical Inc., a Canadian distributer of the Company's infusion set known by the commercial name Spring™ Universal Infusion Set (the "Infusion Set"), the Company hereby announces that the aforementioned distributer has announced the Company, that after reconsidering its aforementioned announcement, it has decided to cease from serving as the exclusive distributer of the Infusion Set in Canada. The distributer has indicated that in the event that a new version of the Infusion Set will be developed, it will examine it and consider to distribute it in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Schwartz —————————————— David Schwartz, Chairman